SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                         GEV Corporation
                        (Name of Issuer)

           Class A Common Stock, $.01 Par Value Per Share
                 (Title of Class of Securities)

                            317916104
                         (Cusip Number)

                          W. R. Cotham
      201 Main Street, Suite 2600, Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 4, 1994
              (Date of Event which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 556,700 shares, which constitutes approximately 3.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 15,073,996 shares outstanding.

 1.  Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                        (a) /   /

                                                        (b) / x /
3.   SEC Use Only

4.   Source of Funds:  00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 318,350 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 318,350 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     318,350 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:

                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 2.1%


14.  Type of Reporting Person: 00 - Trust

- ---------------
(1)  Power is exercised through one of its Trustees and its sole
     Trustor, Sid R. Bass.

 1.  Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                        (a) /   /

                                                        (b) / x /

3.   SEC Use Only


4.   Source of Funds:  Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6. Citizenship or Place of Organization: Sid R. Bass is a citizen of the United States of America


               7.   Sole Voting Power: 318,350 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 318,350 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     318,350 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 2.1%


14.  Type of Reporting Person: IN

- ---------------
(1)  Solely in his capacity as a Trustee of the Sid R. Bass
     Management Trust and by virtue of his ability to revoke same.

 1.  Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                        (a) /   /

                                                        (b) / x /

3.   SEC Use Only


4.   Source of Funds:  PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6. Citizenship or Place of Organization: Lee M. Bass is a citizen of the United States of America


               7.   Sole Voting Power: 238,350
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting 9.   Sole Dispositive Power: 238,350
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     238,350

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 1.9%


14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 5, 1989, as amended by Amendment No.
1 dated May 10, 1990, Amendment No. 2 dated August 25, 1992, and Amendment No. 3 dated April 7, 1993 (the "Schedule 13D"), relating to the Class A Common Stock, par value $0.01 per share (the "Stock"), of GEV Corporation (formerly Finevest Foods, Inc.)(the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the
Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes a composite of all paper filings to date made by the Reporting Persons on Schedule 13D with respect to such securities.

Item 1.   SECURITY AND ISSUER.

     This statement relates to the Class A Common Stock, $.01 par value per share (the "Stock"), of GEV Corporation (the "Issuer").
The principal executive offices of the Issuer are located at 191
Mason Street, Greenwich, Connecticut  06830.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this
Schedule 13D Statement on behalf of the Sid R. Bass Management Trust ("SRBMT"), Sid R. Bass ("SRB") and Lee M. Bass ("LMB"). SRBMT, SRB and LMB are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to SRB, LMB and Perry R. Bass ("PRB"), the Trustees of SRBMT, is set forth below.

     PRB's business address is 201 Main Street, Suite 2700, Fort
Worth, Texas 76102, and his principal occupation or employment is serving as the President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation. The principal business of PRB, Inc. is the ownership of oil and gas properties, ranching, investing in marketable securities and real estate investment. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     SRB

     SRB's principal occupation or employment is serving as the President of Sid R. Bass, Inc. ("SRB, Inc."). SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB

     LMB's principal occupation or employment is serving as the President of Lee M. Bass, Inc. ("LMB, Inc."). LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     (d)  None of the entities or persons identified in this Item
2 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  None of the entities or persons identified in this Item
2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON         SOURCE OF FUNDS         AMOUNT OF FUNDS

 SRBMT                 Trust Funds(1)          $2,291,019.25

 SRB                   Not Applicable          Not Applicable

 LMB                   Personal Funds(2)       $2,291,019.25

     (1) As used herein, the term "Trust Funds" includes income from the various investments of the Trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes.
None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had discussions with management and other shareholders of the Issuer regarding long-term shareholder value, and may in the future have such discussions with such persons as well as with other persons.

     Depending on market conditions and other factors that each Reporting Person may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)

     SRBMT

     The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 318,350, which constitutes approximately 2.1% of the outstanding shares of the Stock.

     SRB

     Because of his position as a Trustee of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 318,350 shares of the Stock, which constitutes approximately 2.1% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 238,350, which constitutes approximately 1.9% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     SRBMT

     Acting through SRB, one of its Trustees, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 318,350 shares of the Stock.

     SRB

     Acting in his capacity as a Trustee of SRBMT, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 318,350 shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 238,350 shares of the Stock.

     (c) To the best of the knowledge of each of the Reporting
Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the last sixty (60) days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by such Reporting Person.

     (e) Based on the number of shares of the Stock reported by the Issuer as being outstanding its Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as of April 4, 1994 (the date the Reporting Persons received a copy of such 10-K), the Reporting Persons ceased to be the owners of more than five (5) percent of the outstanding securities of the Issuer.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(l)(iii)

    Exhibit B -- Power of Attorney for the Sid R. Bass Management
                 Trust

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:    April 6, 1994


                               /s/William P. Hallman, Jr.
                               Attorney-in-Fact for:

                                 SID R. BASS MANAGEMENT
                                   TRUST (1)
                                 SID R. BASS (2)
                                 LEE M. BASS (3)


(1) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of the Sid R. Bass Management Trust previously has been filed with the Securities and Exchange
    Commission.

(2) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1             Agreement pursuant to Rule
                   13d-1(f)(l)(iii), filed herewith

  B                Power of Attorney for the
                   Sid R. Management Trust, previously
                   filed with Schedule 13D dated 12/5/89